Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0523 F: +1 202.637.3593 lisamorgan@ eversheds-sutherland.com

March 15, 2017

VIA EDGAR

Deborah O’Neal-Johnson, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:  Fidus Investment Corporation

Preliminary Proxy Materials on Schedule 14A filed March 2, 2017

File No. 814-00861

Dear Ms. O’Neal-Johnson:

On behalf of Fidus Investment Corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received on March 9, 2017 regarding the Company’s preliminary proxy statement filed on March 2, 2017. The Staff’s comment is set forth below and is followed by the Company’s response. References to the “proxy statement” contained herein are to the definitive proxy statement filed with the SEC concurrently with this letter.

1.      Comment: Please revise the proxy card so that boxes for voting options (“For,” “Withhold Authority, and “For All Except”) appear next to the name of each Class III Director up for election at the 2017 annual meeting of stockholders.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

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U.S. Securities and Exchange Commission March 15, 2017 Page 2
If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0523.
Sincerely,
/s/ Lisa A. Morgan Lisa A. Morgan